EMAIL: SFELDMAN@OLSHANLAW.COM

DIRECT DIAL: 212.451.2234

July 1, 2016

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Anne Nguyen Parker

                 Assistant Director

                 Office of Transportation and Leisure

Re:	FOTV Media Networks Inc. (formerly FilmOn.TV Networks Inc.)
Registration Statement on Form S-1 for Registration of Common Stock

Ladies and Gentlemen:

On behalf of FOTV Media Networks Inc. (formerly FilmOn.TV Networks Inc.), a Delaware corporation (the “Company”), we hereby submit in electronic format through EDGAR with the U.S. Securities and Exchange Commission (the “SEC”), pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1) of Regulation S-T, one complete copy of the Registration Statement on Form S-1 (the “Registration Statement”), for the registration of 3,750,000 shares of the Company’s common stock, including one complete copy of the exhibits listed as filed therewith. The Company submitted confidentially a Draft Registration Statement (CIK No. 0001656589) to the Division of Corporation Finance on November 12, 2015 (the “Draft Registration Statement”).

The Registration Statement reflects, among other revisions from the Draft Registration Statement, the following changes in the Company’s business and the terms of the offering:

(i) the amendment of the Company’s corporate name to FOTV Media Networks Inc. to reflect the Company’s broader focus in the media and entertainment industry as a result of the Company’s two recent business acquisitions;

(ii) the acquisitions of Reliance Majestic Holdings, LLC in December 2015 and OVGuide Inc. in February 2016, as to which we have included in the Registration Statement audited historical financial statements for each of the companies and pro forma financial statements showing the effect of the acquisitions on the Company;

July 1, 2016

(iii) the reduction in the number of shares being offered by the Company from a minimum offering amount of 6,250,000 shares and maximum offering amount of 12,500,000 shares, as described in the Draft Registration Statement, to a minimum offering amount of 2,500,000 shares ($20 million in gross proceeds) and maximum offering amount of 3,750,000 shares ($30 million in gross proceeds), as described in the Registration Statement (excluding shares subject to the over-subscription allowance representing an additional 15% of the maximum offering amount);

(iv) the inclusion of an estimated initial public offering price of $8.00 per share, from an offering range between $6.00 and $10.00 per share, for the offering;

(v) the elimination of Burnham Securities Inc. as the lead underwriter and substitution of Bonwick Capital Partners LLC and Network 1 Financial Securities, Inc. as underwriters and co-managers; and

(vi) the completion of an interim $2.4 million private placement of shares of the Company’s series A preferred stock, which are automatically convertible into shares of the Company’s common stock at the initial closing of the offering at a rate of $6.40 per share (reflecting a 20% discount to the initial public offering price), together with warrants to purchase common stock at an exercise price of $8.00 per share.

The Registration Statement, in addition to reflecting the changes in the Company’s business and the terms of the offering just described, responds to the comments received from the staff of the SEC in its comment letter dated December 8, 2015 with respect to the Draft Registration Statement.

Courtesy copies of this letter and the Registration Statement, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Ada D. Sarmento, Esq.) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Registration Statement.

General

1.	Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distributing of the preliminary prospectus, that we may have comments after our review of the materials.

July 1, 2016

Response: As requested by the staff, any additional pictures or graphics to be included in the Registration Statement, including any accompanying captions, will be provided promptly to the staff for its review. Copies of pictures and graphics that are included in the Registration Statement that were not included in the initial submission of the Draft Registration Statement are being provided herewith.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the staff’s comment, the Company confirms that no written communications other than the Registration Statement have been presented to potential investors. To the extent the Company does provide written communications, as defined in Rule 405 under the Securities Act, to potential investors, the Company will provide copies of such communications to the staff for its review.

3.	We note your statement that “Mr. David has indicated to us that Anakando will purchase $ million of common stock ( shares) in this offering.” Please tell us when you intend to fill in these blanks. Please also tell us whether Anakando will purchase shares with the purpose of ensuring that the minimum offering amount of 6,250,000 shares of common stock has been sold, and provide relevant disclosure, as appropriate.

Response: The paragraph disclosing Anakando’s intention to purchase shares in the offering has been removed from the Registration Statement. No intention or commitment is being made by Anakando, Mr. David or any of his affiliates to the Company with regard to any such purchase of shares in the offering.

4.	Please provide support for the following statements:

•	you are “one of the world’s largest online video distribution (“OVD”) platforms, as measured by the volume of [y]our content;”

•	Lenovo Group Ltd. is “the world’s largest personal computer vendor by unit sales;”

•	you are “a premier OVD platform;”

•	Endemol is “the world’s largest distributor of reality television programming;”

•	you offer “one of the largest publishing platforms in the digital entertainment industry;”

Response: In response to the staff’s comment, the disclosure for each of the above statements has been modified to refer to the source of support for such statement or to remove any unsupported claim.

July 1, 2016

5.	We note your disclosure that during the year ended December 31, 2014, you had two video advertising network customers that accounted for 19.6% and 10% of your revenue. We also note your disclosure that during the six months ended June 30, 2015, you had two video advertising network customers that accounted for 42.2% and 18.6% of your revenue. Please file any material agreements with these network customers, or advise.

Response: In response to the staff’s comment, the disclosure regarding the Company’s major video advertising customers has been modified and the agreement with the Company’s sole major video advertising network customer (BrightRoll) that accounts for more than 10% of the Company’s video advertising revenue is being filed as Exhibit 10.10 to the Registration Statement. The form of this agreement was previously submitted with the Draft Registration Statement.

Prospectus Cover Page

6.	We note that your proposed price range is greater than $2 and your proposed maximum offering price is $10 per share. Please reduce the range so that it does not exceed $2. For guidance, please refer to Question 134.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at www.sec.gov.

Response: In response to the staff’s comment, the initial public offering price of shares of common stock has been set at $8.00 per share.

Prospectus Summary, page 1

Our Company, page 1

7.	Please disclose what linear channels are in this section.

Response: As requested by the staff, disclosure has been added under “Prospectus Summary – Our Company” on page 3 with respect to the definition of “linear channels.”

8.	Please disclose whether the company currently has any agreements with Dish Network, Sky or Freesat to evidence the relationships discussed in this section, and, if so, please file such agreements as exhibits or tell us why you are not required to do so.

Response: In response to the staff’s comment, disclosure has been added on pages 2 and 70 with respect to the nature of the Company’s relationships with Dish Network, Sky and Freesat. Copies of the Company’s agreements with Sky, Freesat and Dish Network are being filed as Exhibits 10.14, 10.15 and 10.16 to the Registration Statement.

July 1, 2016

Our Growth and Expansion Strategy, page 6

9.	We note your disclosure that FilmOn HDi Streaming TV will be available for purchase by consumers online and through traditional retail stores. Please disclose when you would expect that FilmOn HDi Streaming TV will be available for purchase.

Response: In response to the staff’s comment, language has been added under “Prospectus Summary – Our Growth and Expansion Strategy – Always be Accessible in the Consumer Electronics Ecosystem” on page 11 to disclose that FilmOn HDi Streaming TV is expected to be available for purchase in 2017.

Management’s Discussion and Analysis, page 38

10.	Please advise whether you will fill in the blanks for 2013 in the table on page 45.

Response: In response to the staff’s comment, the Key Advertising Metrics table on page 54 has been updated for the years ended December 31, 2014 and 2015.

Results of Operations, page 41

Six Months Ended June 30, 2015 to Six Months Ended June 30, 2014, page 41

Revenues, page 42

11.	Please verify the figures provided in this section for the decrease in the sell-through rate in 2014 and 2015.

Response: In response to the staff’s comment, accounting figures have been added to “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Years Ended December 31, 2015 Compared to Year Ended December 31, 2014 – Revenues” on page 57 with respect to the sell-through rate in 2014 and 2015.

Certain Relationships and Related Party Transactions, page 72

Related Party Transaction Policy and Related Matters, page 73

12.	Please disclose whether your related party transaction policy will be written and, if not, how it will be evidenced. Refer to Item 404(b)(1)(iv) of Regulation S-K.

Response: As requested by the staff, the disclosure with respect to the Company’s related party transaction policy has been modified to include the fact that such policy will be written. See page 94.

July 1, 2016

Market for Common Equity, page 76

Securities Authorized for Issuance Under Equity Compensation Plans, page 76

13.	Please provide all of the information required by Item 201(d) of Regulation S-K in this section.

Response: In accordance with Item 201(d) of Regulation S-K, the Equity Compensation Plan Information table has been added under “Market For Common Equity and Related Stockholder Matters – Securities Authorized for Issuance under Equity Compensation Plans” on page 97.

Description of Capital Stock, page 77

14.	You state that the description of capital stock is qualified by “applicable law.” It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.

Response: In response to the staff’s comment, the second sentence of the introductory paragraph of the “Description of Capital Stock” section has been deleted. See page 98.

Exhibit 10.11

15.	If Schedules A-1 to A-3 have been executed, please include the conformed signatures with your next amendment.

Response: This exhibit has been removed because the employee is no longer an executive officer.

Financial Statements

16.	Please update your financial statements to comply with Rule 8-08 of Regulation S-X by providing interim September 30, 2015 financial statements.

Response: In response to the staff’s comment, the Registration Statement includes all required financial statements for the year ended December 31, 2015 and the three months ended March 31, 2016.

*        *        *

The Company and the underwriters have a strong interest in obtaining effectiveness of the Registration Statement during the week of August 8, 2016 in order to commence the “best efforts” offering, and respectfully request the staff’s assistance in reviewing the Registration Statement on a schedule to accommodate this proposed timing.

July 1, 2016

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me at (212) 451-2234.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

cc:	Ada D. Sarmento, Esq.
Mr. Alkiviades (Alki) David
Mr. Peter van Pruissen
Mr. Daniel J. McClory
Mr. Rashaun Williams
Richard I. Anslow, Esq.